Mail Stop 4628
                                                             July 25, 2018


Jeffrey Mallmes
Chief Executive Officer
Quantum Energy, Inc.
218 N. Jefferson Street, Suite 400
Chicago, IL 60661

       Re:     Quantum Energy, Inc.
               Registration Statement on Form S-1
               Filed June 26, 2018
               File No. 333-225892

Dear Mr. Mallmes:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please disclose the price at which you will sell the shares in the primary offering and the proposed maximum offering size. Please also make corresponding updates throughout your prospectus, including the Use of Proceeds section at page 19.

3. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.
 Jeffrey Mallmes
Quantum Energy, Inc.
July 25, 2018
Page 2


Information with Respect to the Company, page 25

Current & Planned Operations, page 26

4. We note your disclosure that, if the conditions of your letter of intent with Inductance
       Energy Corporation are satisfied, you will receive the necessary funds to complete the predevelopment work and purchase the land for the Stoughton Refinery. This letter of intent therefore appears material to you. Please file the letter of intent or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Plan of Operation, page 30

5. Please disclose the status of discussions with the "provincial government in
       Sasketchewan regarding the development, construction and operations of the Stoughton
       Refinery," including the dates of your last contact. Please also disclose if required governmental approvals could slow down your expected "Duration" for each stage of
       Phase I and II as disclosed.

Directors, Executive Officers, Promoters, and Control Persons, page 34

6. We note the biography of Mr. Mallmes indicates that he does not have experience in the refining industry and owns other businesses. Please expand your risk factor at page 8 entitled "We depend heavily on key personnel, and turnover of key senior management could harm our business" to include the risks associated with Mr. Mallmes' lack of industry experience, and his present involvement with other businesses. As part of your revised disclosure, please discuss and quantify the amount of time that Mr. Mallmes will dedicate to the company per week.

7. We note your July 13, 2018 press release available on your website that indicates you have appointed Richard K. Ethington and Pamela L. Bing as independent directors and members of your Audit Committee. Please revise to provide the disclosures required by
       Regulation S-K regarding these directors, including Item 401 of Regulation S-K, or advise.

Executive Compensation, page 37

8.     Please disclose the compensation of all persons covered under Item
402(m)(2) of
       Regulation S-K for each of your last two completed fiscal years. For example, please disclose the compensation of Jeffrey Mallmes, who appears to have become your principal executive officer in November 2017.
 Jeffrey Mallmes
Quantum Energy, Inc.
July 25, 2018
Page 3

9. Please identify to the extent material any item included under All Other Compensation.
       In this regard, we note that all compensation paid to Stanley F. Wilson is disclosed under this column for fiscal year 2017. See Item 402(o)(7) of Regulation S-K.

Audited Financial Statements, page 46

Note 2 - Significant Accounting Policies, page F-7

Going Concern, page F-7

10. Within your going concern disclosure you refer to objectives that do not correspond to the plan of operations mentioned elsewhere in the filing. Please clarify the extent and nature of any plans that you have to overcome your financial difficulties.

Note 10   Common Stock, page F-13

Common shares issued for cash, page F-14

11. We note that you have disclosures stating that you closed a private placement of securities on February 28, 2018 although you had not yet been paid for the shares and did not issue the shares until April 4, 2018. If these disclosures are correct, it would appear that reporting the issuance of the units in the financial statements covering the fiscal year ended February 28, 2018, as you have done, would be incorrect. Please revise as necessary to resolve this inconsistency.

Exhibit Index, page F-26

12. Please file the form of subscription agreement you plan to use for purposes of offering shares and the instrument that defines the rights of the common stock being registered or advise. Refer to Item 601(b)(4) of Regulation S-K.

13. We note that a legal opinion of Brunson Chandler & Jones, PLLC is filed as Exhibit 5.1.
       However, we note your disclosure at page 41 that Jerold N. Siegan will issue the legal opinion and that your exhibit index indicates you will file such opinion as Exhibit 5.2.
       Please revise to clarify counsel who will issue the legal opinion and file such opinion.
       We may have additional comments regarding the opinion following the response.

14. Please obtain and file an updated consent from the auditors, one that references the correct registration statement number.

Signatures, page F-27

15. Please include signatures of at least a majority of the board of directors. Refer to
       Instruction 1 to Signatures of Form S-1.
 Jeffrey Mallmes
Quantum Energy, Inc.
July 25, 2018
Page 4


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202)
551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources

cc:    Jerold N. Siegan